LORD ABBETT INVESTMENT TRUST

90 Hudson Street

Jersey City, NJ 07302

February 2, 2024

VIA EDGAR

Mindy Rotter

Alberto Zapata

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Investment Trust (the “Trust”)
Registration Statement on Form N-14
File No. 333-276389

Dear Ms. Rotter and Mr. Zapata:

This letter responds to comments that Ms. Rotter provided in a January 24, 2024 telephone conversation, and Mr. Zapata provided in a January 31, 2024 telephone conversation, each with Victoria Zozulya and Mandy Athwal of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Trust, and Pamela Chen and Ellen Liew of Kirkland & Ellis LLP, counsel to Lord Abbett, regarding the Trust’s preliminary prospectus/information statement regarding the merger (the “Merger”) of Lord Abbett Corporate Bond Fund (“Target Fund”) (a series of the Trust) with Lord Abbett Income Fund (“Acquiring Fund”) (a series of the Trust, and, together with Target Fund, the “Funds”), filed on January 5, 2024 (the “Preliminary Materials”) with the U.S. Securities and Exchange Commission (the “Commission”) on Form N-14 (the “Registration Statement”). Your comments, and the Trust’s responses thereto, are set forth below.

The Trust will file with the Commission a combined prospectus/information statement (the “Prospectus/Information Statement”) and a statement of additional information (“SAI”) reflecting changes made in response to your comments in a Pre-Effective Amendment to the Registration Statement (the “Amendment”).

Capitalized terms used but not defined in this letter have the meanings given to them in the Preliminary Materials.

Comments provided by Ms. Rotter:

1.                  The financial statements incorporated by reference in the Preliminary Materials will be stale before the automatic effective date of the Registration Statement. This is a material deficiency and makes the filing ineligible to go automatically effective under

Rule 488. Please confirm in correspondence that a delaying amendment will be filed prior to the effective date of the Registration Statement. In addition, please confirm in correspondence that the financial statement, financial highlights, hyperlinks, and any other affected section of the Preliminary Materials will be updated in the Amendment.

Response: We confirm that a delaying amendment has been filed prior to the effective date of the Registration Statement. In addition, we confirm that the requested change will be made in the Amendment.

2.                  The hyperlinks provided at the beginning of the Prospectus/Information Statement in the Preliminary Materials link to the Commission’s website, and not directly to the specified document. Please confirm in correspondence that these hyperlinks will be corrected in the Amendment.

Response: The requested change will be made in the Amendment.

3.                  Target Fund’s and Acquiring Fund’s Annual Report to shareholders, for the fiscal year ended November 30, 2022, filed on Form N-CSR states in Note 1 to the Financial Statements that “[t]he Funds’ Class P shares are closed to substantially all new investors, with certain exceptions as set forth in the Funds’ prospectus.” Please confirm in correspondence whether the disclosure noted in the Preliminary Materials is accurate. If yes, please explain why Class P shares are not included in the fee table, hypothetical, expense example, capitalization table, and other sections of the Preliminary Materials.

Response: Class P shares of the Acquiring Fund are closed to substantially all new investors, and is thus not included in the fee table, hypothetical, expense example, capitalization table and other sections of the Preliminary Materials. We will include appropriate disclosure in the Amendment to reflect this information.

4.                  Please explain in correspondence whether the fees previously waived in Target Fund as outlined in the Prospectus/Information Statement in the Preliminary Materials are subject to recoupment. If yes, please confirm in correspondence that such expenses will not be carried over to the merged entity.

Response: The Expense Limitation Agreement between Target Fund and Lord Abbett does not contain recoupment provisions. Thus, Lord Abbett may not recoup any expenses reimbursed under the Expense Limitation Agreement.

5.                  Please confirm in correspondence that the fees presented in the Prospectus/Information Statement in the Preliminary Materials represent current fees in accordance with Item 3 of Form N-14.

Response: The fees and expenses that will be presented in the Amendment are the most current for which audited financials are available, and are in accordance with the requirements of Item 3 of Form N-14.

6.    In the Amendment, please consider updating the capitalization table in the Prospectus/Information Statement to reflect data from within 30 days of the filing of the Preliminary Materials. Alternatively, confirm in correspondence that there have been no material changes to the capitalization table since the date reflected in the table.

Response: The requested change will be made in the Amendment.

7.            Footnote 1 noted at the end of the capitalization table in the Prospectus/Information Statement in the Preliminary Materials does not appear to be referenced in the capitalization table. Please confirm in correspondence that the table will be updated in the Amendment to include such reference.

Response: The requested change will be made in the Amendment.

8.                  In the SAI in the Preliminary Materials, it states that “[u]pdated financial information will be provided in an amended filing.” Please explain in correspondence what amended filing is referred to here. If this is a typographical error, please confirm in correspondence that it will be corrected in the Amendment.

Response: The typographical error will be corrected in the Amendment.

9.              Please confirm in correspondence that the Acquiring Fund will be the accounting and performance survivor, and confirm that this disclosure will be noted in the supplemental financial information section in the Amendment.

Response: We confirm that upon the closing of the Merger, the Acquiring Fund will be the accounting and performance survivor. Additionally, we confirm that this disclosure will be reflected in the Amendment.

Comments provided by Mr. Zapata:

10.              On EDGAR, the class (contract) IDs for the Acquiring Fund classes are missing. Please update that information.

Response: The requested change will be made in the Amendment filing.

11.              In the Prospectus/Information Statement in the Preliminary Materials, you make reference to Rule 17a-8.  Please provide a summary of the Rule 17a-8 analysis you considered for the Funds.

Response: The requested analysis will be added in the Amendment.

12.              In the Prospectus/Information Statement in the Preliminary Materials, you mention that a factor under 17a-8 is “materially different advisory contracts,” but there is no sub-section detailing these differences.  Please add disclosure comparing the two advisory contracts.

Response: The requested disclosure will be reflected in the Amendment.

13.              Please add a discussion specifically stating how various share classes of the Acquired Fund will be affected by the Merger. Additionally, please add a discussion on how the classes of the Acquiring Fund compare to the classes of the Target Fund with regard to a discussion of management fees and expenses.

Response: The requested discussions will be reflected in the Amendment.

14.              In the Prospectus/Information Statement in the Preliminary Materials, you state that “[f]or the fiscal year ended November 30, 2023, the effective annual management fee rate of the fees paid to Lord Abbett, net of any applicable waivers or reimbursements, was 0.00% of Target Fund’s average daily net assets.” Please explain the terms of the waiver.

Response: The requested disclosure will be reflected in the Amendment.

15.              In the financial highlights, you incorporate by reference unaudited financial statements for the six-month period ended May 31, 2023 for the Funds. Will you refer to the Funds’ annual report to shareholders for the fiscal year ended November 30, 2023 by the time the Registration Statement goes effective?

Response: We will incorporate by reference the Funds’ audited financial statements for the fiscal year ended November 30, 2023 in the Amendment.

16.              In the Prospectus/Information Statement, please update the bar charts in Question 6 for performance through 2023.

Response: The requested update will be made in the Amendment.

17.              In the Prospectus/Information Statement, please make clear the classes for the Target Fund that correspond to the classes for the Acquiring Fund, including clarifying the disclosure for Class P shares.

Response: We confirm that each shareholder of the Target Fund will receive shares of the corresponding class of Acquiring Fund equal in aggregate value at the date of the exchange to the aggregate value of the shareholder's Target Fund shares. Class P shares of the Acquiring Fund are closed to substantially all new investors. This information will be reflected in the Amendment.

18.              In the Prospectus/Information Statement in the Preliminary Materials, under the question “Will the number of shares I own change after the merger?”, please add disclosure regarding the impact of the Merger on a class level.

Response: The requested change will be made in the Amendment.

19.              In the Prospectus/Information Statement in the Preliminary Materials, after discussion of the fee tables and before providing examples comparing the cost of investing in the Funds with the cost of investing in other mutual funds, there is a table that appears to be supplemental information that is not compliant with Form N-1A.

Response: The table will be removed in the Amendment.

20.              In the Prospectus/Information Statement in the Preliminary Materials, under the section “Board Considerations in Approving the Merger”, you state that a factor the Board considered with respect to the merger was “the estimated direct costs of the merger and the fact that neither Fund would bear such costs, and the extent to which Target Fund might incur other indirect costs associated with the merger, such as transactions costs.” Please clarify that the Target Fund will be bearing the cost but will be later reimbursed.

Response: The requested clarification will be made in the Amendment.

21.              In the Prospectus/Information Statement in the Preliminary Materials, under the section “Investment Objectives, Principal Investment Strategies, and Principal Risks” you include a chart and discussion on the similarities and differences between the principal investment attributes of the Funds. You state, in the “Fundamental Investment Restrictions” row, that the Target Fund and Acquiring Fund have “materially similar” investment restrictions. Please spell out what these differences are.

Response: There are no differences in fundamental investment restrictions between the Funds. The requested change will be made in the Amendment.

* * * * *

If you have any questions, please call the undersigned at (201) 827-2263.

Sincerely,

/s/ Victoria Zozulya

Victoria Zozulya

Vice President and Assistant Secretary

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